EXHIBIT 99.1

Crucell Discovers Human Monoclonal Antibody that Protects Against SARS

LEIDEN, The Netherlands, June 25, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today the discovery of an antibody for protection against SARS virus infection. In the next issue of The Lancet medical journal, due for publication on June 26 (Volume 363, pages 2139-2141), study results will be published reporting that a human monoclonal antibody, discovered with the use of Crucell's MAbstract(R) technology and produced on the PER.C6(R) cell line, protects ferrets from SARS.

The Lancet article, entitled Human monoclonal antibody as prophylaxis for SARS coronavirus infection in ferrets (Jan ter Meulen et al), may pave the way for the development of this antibody for human use. Such antibody treatment may help to prevent the spread of SARS and may also ameliorate serious disease complications of SARS infection.

Experiments started in the second quarter of 2003, shortly after the SARS virus was first isolated. Crucell used inactivated SARS virus particles and the company's proprietary antibody phage-display technology to isolate human antibodies which blocked virus infection in cell culture. Subsequently, the best antibody was produced using PER.C6(R) technology and tested in the ferret model developed by Dr Albert Osterhaus of Rotterdam's Erasmus University Department of Virology. To date, this model is regarded as the best to mimic human SARS infection.

"Since this antibody has been directly and stably introduced into PER.C6(R) following the discovery of its potency, we have the capability to produce clinical trial material to test the safety of our product in humans," said Crucell's Chief Scientific Officer Jaap Goudsmit. "We are currently reviewing how to proceed with this product lead."

Crucell decided to stop their oncology program in 2003 and redirect the focus of their Antibody Discovery Group to infectious diseases. The SARS antibody is the first demonstration of the success of this shift.

"Within a year of the disease outbreak, our Antibody Discovery Group, headed by the principal author of The Lancet paper, Jan ter Meulen, proved itself able to generate an antibody that effectively protects the most relevant animal model from SARS," Dr. Goudsmit added. "We hope to repeat this rapid discovery procedure for other agile and emerging infections and threats."

Since the dramatic emergence of SARS in late 2002, more than 8000 cases have been diagnosed worldwide. More than 700 people have died in Canada, France, Taiwan, Malaysia, the Philippines and in China, where the most recent outbreak occurred in late April 2004. There is still no treatment for SARS.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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CONTACT:  Crucell N.V.
          Elizabeth Goodwin
          Director Investor Relations and Corporate Communications
          Tel. +31 (0)71 524 8718
          e.goodwin@crucell.com

          Redington, Inc.
          Thomas Redington
          Tel. +1 212-926-1733
          tredington@redingtoninc.com